IT&E International Group
505 Lomas Santa Fe Drive, Suite 200
Solana Beach, CA 92075

September 20, 2005

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention: Michael Reedich

Re:	IT&E International Group Registration Statement on Form SB-2 File No. 333-123568 Application for Withdrawal

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, IT&E International Group (the “Company”) hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-123568), originally filed on March 24, 2005 together with all amendments and exhibits thereto (collectively, the “Registration Statement”).

        The Registration Statement was initially filed in part to register shares of the Company’s common stock issued or issuable upon the conversion of a convertible note. The Registration Statement is being withdrawn in response to Staff comments concerning the Company’s ability to register the shares of Company common stock underlying the convertible note until such note is fully paid or converted. The Company will file a new registration statement incorporating the comments of the Staff to the Registration Statement at a later date.

        The Registration Statement has not been declared effective and no shares have been sold pursuant to the Registration Statement. Should you have any questions regarding the application for withdrawal, please do not hesitate to contact Adam Lenain, legal counsel to the Company, at 619-685-4604.

Sincerely,
IT&E International Group
By: /s/ Peter Sollenne
Peter Sollenne